Exhibit 99.3

Intec Pharma Ltd. Announces Availability of Its Annual Report on Form 20-F Through Its Website

Jerusalem, Israel, March 14, 2016

Intec Pharma Ltd. (Nasdaq: NTEC; TASE: INTP), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, announced today that its annual report on Form 20-F, containing audited financial statements for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 14, 2016, is available through its website (http://intecpharma.com). Shareholders may receive a hard copy of the annual report free of charge upon request to the Company.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

PCG Advisory

Investors:

Vivian Cervantes, Managing Director

Phone (+1) 212 554-5482

Media

Sean Leous, Managing Director

Phone (+1) 646 863-8998